EXHIBIT 2
TMI Communications Delaware, Limited Partnership
Motient Corporation
300 Knightsbridge Parkway
Lincolnshire Parkway
Lincolnshire, IL 60069
June 22, 2006
Ladies and Gentlemen:
     On May 23, 2006, TMI Communications Delaware, Limited Partnership (“TMI Delaware”) received notices dated May 19, 2006 from various Columbia and Spectrum funds (collectively, the “Funds”) describing a proposal pursuant to which the Funds will transfer all of their shares of common stock of TerreStar Networks, Inc. (“TerreStar”) and all of their shares of common stock of TerreStar Networks Bermuda Ltd. (“TerreStar Bermuda”) in exchange for shares of common stock of Motient Corporation (“Motient”). TMI Delaware has until June 22, 2006 to deliver a Tag Along Notice pursuant to Section 8.2(a)(iii) of the Stockholders’ Agreement of TerreStar (the “TerreStar Stockholders Agreement”) if it wishes to formally exercise the tag along rights granted in that agreement.
     TMI Delaware owns 5,073,715 shares of common stock of TerreStar and will own [1,887,133.89202] shares of common stock of TerreStar Bermuda following the currently contemplated spin-off of TerreStar Bermuda (collectively, “TMI’s TerreStar Shares”), which pursuant to the Tag Along Notice are exchangeable for 9,031,213 shares of common stock of Motient (the “Motient Shares”). The parties now agree as follows:
     (1) Right to Enter into Exchange Agreement; New Tag Deadline. If at any time on or prior to the New Tag Deadline referred to below TMI Delaware delivers to Motient a signed counterpart of a TMI Exchange Agreement in the form negotiated as contemplated below, Motient shall promptly execute and return a counterpart thereof and the parties will thereupon perform their obligations thereunder. As used in this letter agreement, the term “New Tag Deadline” means the earlier of:
•	ten days prior to the public announcement by Motient of the record date of the initial dividend by Motient of the shares of common stock of SkyTerra Communications, Inc. (“SkyTerra”) that it will receive in the exchange transactions between Motient and SkyTerra (the “Initial Dividend”); or

•	January 15, 2007.
Page 19 of 25 Pages

     Motient shall provide TMI Delaware no less than twenty days notice prior to public announcement of the Initial Dividend, which information TMI Delaware and its affiliates shall maintain as confidential information. TMI Delaware and its affiliates hereby waive any tag along rights to which they might be entitled pursuant to the TerreStar Stockholders Agreement resulting from the agreements set forth in Section 4.12 of the Exchange Agreement among Motient, MVH Holdings Inc. and SkyTerra dated as of May 6, 2006 (the “SkyTerra Exchange Agreement”) or any exercise of the rights granted thereunder or transfer of shares of TerreStar resulting therefrom; provided that the exchange ratio of shares of Motient common stock issued in any such transaction in exchange for shares of TerreStar common stock shall be the same (as appropriately adjusted for any stock split, combination, reorganization, recapitalization, reclassification, stock dividend, stock distribution or similar event declared or effected prior to the exercise of such rights under Section 4.12 of the SkyTerra Exchange Agreement) as set forth in the Exchange Agreements among Motient, MVH Holdings Inc. and the Funds dated as of May 6, 2006 (the “Fund Exchange Agreements”).
     (2) Negotiation of TMI Exchange Agreement. Promptly following the execution of this letter agreement, the parties shall negotiate and agree upon a final form of agreement to be used if TMI Delaware decides to exchange TMI Delaware’s TerreStar Shares for Motient Shares (the “TMI Exchange Agreement”) within the following parameters:
•	Exchange of Shares. The TMI Exchange Agreement will provide for the exchange of TMI’s TerreStar Shares for the Motient Shares on the terms and subject to the conditions set forth therein, which shall be substantially identical, except as modified by the terms of this letter agreement, to the Fund Exchange Agreements.

•	Timing of Closing. The TMI Exchange Agreement will require the parties to close the exchange as soon as the conditions to the exchange are satisfied, except that if the Initial Dividend is not paid on or before December 31, 2006, TMI Delaware may schedule the closing of the exchange to fall as early as practicable in 2007 after the conditions to the exchange are otherwise met.

•	Conditions Relating to SkyTerra. If the SkyTerra Amendments referred to below have not been executed and delivered prior to execution and delivery of the TMI Exchange Agreement, the TMI Exchange Agreement will include as conditions that the SkyTerra Amendments are executed and delivered prior to closing thereunder. As used in this letter agreement, the term “SkyTerra Amendments” means:
o	an amendment to the SkyTerra Exchange Agreement which will allow Motient to reduce the number of shares of SkyTerra common stock included in the Initial Dividend by the number of such shares that will be payable to TMI Delaware under the TMI Exchange Agreement in the event that the closing of the exchange
Page 20 of 25 Pages

contemplated by the TMI Exchange Agreement occurs after the record date for the Initial Dividend (a “Late Closing”);

o	an amendment of the registration rights granted by SkyTerra to provide TMI Delaware with registration rights for the shares of common stock TMI Delaware receives under the TMI Exchange Agreement in the event of a Late Closing (or in the event that at the time of the closing TMI Delaware may be considered an affiliate of SkyTerra for securities law purposes) that are substantially identical to the registration rights it will receive under the registration rights agreement with Motient referred to below;

o	consents of the Funds and SkyTerra to the extension of the tag along rights set forth in paragraph (1) of this letter and waiver of any tag rights the Funds and SkyTerra might have with respect thereto; and

o	any other amendments to the various agreements among Motient, the Funds and SkyTerra that may be reasonably necessary to effectuate the transactions contemplated by this letter agreement.
•	Treatment of SkyTerra Distribution. The TMI Exchange Agreement will provide that if there is a Late Closing, then TMI Delaware shall have the right at closing to receive the Motient Shares plus a number of shares of voting common stock of SkyTerra equal to the number distributed per share of Motient common stock in the Initial Dividend times 9,031,213 (i.e. times the number of shares included in the Motient Shares).

•	Registration Rights Agreement. The TMI Exchange Agreement will provide for a grant of registration rights under an agreement with terms substantially identical to the terms in the registration rights agreements that the Funds have entered into with Motient (except that, because TMI Delaware may be considered an “affiliate” for securities law purposes, the registration rights agreement will require the registration statement to remain effective until the earlier of (a) the date TMI Delaware and its affiliates no longer own any Motient Shares and (b) the later of (i) 90 days after TMI Delaware and its affiliates cease to be affiliates of Motient or (ii) the second anniversary of the closing under the TMI Exchange Agreement).

•	Minority Rights. The TMI Exchange Agreement will provide that upon closing of the exchange thereunder, TMI Delaware irrevocably waives all of the minority protection rights set forth in the TerreStar Stockholders Agreement, as amended (including without limitation those set forth in Section 8 thereof), except for the information rights granted in the TerreStar Stockholders Agreement and the observer rights granted in Section 2(c) of the TerreStar Stockholders Agreement to the holder of the
Page 21 of 25 Pages

2GHz mobile satellite services authorization from Industry Canada (the “2GHz Authorization”) relating to the business of TerreStar. Upon closing of the exchange under the TMI Exchange Agreement, TMI Delaware shall also have the right to have an observer on the board of directors of Motient and all committees of the board of Motient other than the compensation committee and the audit committee. All of these information and observer rights shall terminate when (a) neither TMI Delaware nor an affiliate of TMI Delaware remains the legal holder of the 2 GHz Authorization and (b) TMI Delaware and its affiliates collectively no longer hold all of the shares of common stock of TerreStar Networks Holdings (Canada), Inc. that they initially receive.

•	Waiver of Preemptive Rights, Tag-Along Rights and Various Minority Rights. The TMI Exchange Agreement will provide that TMI Delaware and its affiliates waive all rights under Section 8 of the TerreStar Stockholders Agreement.

•	Other Terms of TMI Exchange Agreement. Except for the terms specifically agreed to herein, the TMI Exchange Agreement will be substantially identical to the Fund Exchange Agreements.
     Each party agrees to act reasonably and in good faith in negotiating the final form of TMI Exchange Agreement as contemplated above and to use commercially reasonable efforts to complete those negotiations by July 15, 2006.
          (3) Pledge Amendment, Release and Indemnity Agreement, TerreStar Shareholders Agreement and SkyTerra Amendments. Motient agrees to (a) execute and deliver all of the documents referred to below to which it is a party, (b) cause all entities directly or indirectly controlled by it who are parties to any of the documents referred to below to execute and deliver those documents and (c) use its commercially reasonable efforts to cause all entities who are not directly or indirectly controlled by it (other than TMI Delaware or any affiliate of TMI Delaware) but who are parties to any of the documents referred to below to execute and deliver those documents, in each case by the earlier of (a) the final transfer of the 2 GHz Authorization from TMI Communications and Company, Limited Partnership (“TMI Canada”) to TerreStar and/or TerreStar designees or (b) if (i) TMI Delaware delivers an executed copy of the TMI Exchange Agreement before the final transfer of the 2 GHz Authorization and (ii) until that time TMI Canada has been using its best efforts to obtain regulatory approval for and to close the transfer of the 2 GHz Authorization, the date of the delivery by TMI Delaware of the TMI Exchange Agreement:
•	the Fourth Amendment to the Pledge and Guarantee Agreement in the form previously agreed (the “Pledge Amendment”),

•	the Release and Indemnity Agreement in the form previously agreed (the “Release and Indemnity Agreement”) and
Page 22 of 25 Pages

•	the SkyTerra Amendments.
     Motient agrees to cause TerreStar to reimburse TMI Canada and its affiliates for all out of pocket expenses incurred by them in their efforts to obtain regulatory approval for and to transfer the 2 Ghz Authorization from TMI Canada to TerreStar and/or TerreStar designees.
          (4) Consent to TerreStar Stockholders Agreement Amendments. TMI Delaware hereby irrevocably consents to the amendments to the TerreStar Stockholders Agreement executed by the other TerreStar stockholders in May 2006 and to the Amended and Restated TerreStar Stockholders Agreement attached as an exhibit to the Fund Exchange Agreements, and such consents shall be effective from and after May 6, 2006, provided that such consents shall be contingent upon the execution of the Pledge Amendment, the Release and Indemnity Agreement, and the SkyTerra Amendments by the parties thereto other than TMI Delaware. TMI Delaware shall execute and deliver to Motient any further documents or agreements evidencing such consents that Motient may reasonably request.
     (5) TerreStar Canada Matters. TMI Delaware, on behalf of itself and TMI Canada, a Canadian affiliate of TMI Delaware, has agreed to the final form of the Shareholders Agreement (the “Shareholders Agreement”) for TerreStar Networks (Canada) Inc. (“TerreStar Canada”), and with the understanding that all relevant parties will execute each of the Pledge Amendment, the Release and Indemnity Agreement and the SkyTerra Amendments as soon as practicable after the date hereof, TMI Canada filed an application seeking regulatory approval for the transfer of the 2 Ghz Authorization to TerreStar Canada (a company controlled by TMI Canada). Upon receipt of regulatory approval from Industry Canada for the transfer of the 2 Ghz Authorization to TerreStar Canada, TMI Delaware shall cause TMI Canada to execute and deliver the Shareholders Agreement and to enter into the ancillary agreements referred to in the next sentence. Promptly following the execution of this letter agreement, TMI Delaware, TMI Canada and TerreStar shall work expeditiously in good faith to negotiate and finalize the various ancillary agreements that the two parties contemplate in connection with such transfer, including without limitation the capacity lease agreement, the rights and services agreement, the intellectual property license agreement, a non-interference agreement providing that TMI Canada won’t take certain affirmative actions that damage the 2 Ghz Authorization assets, the pledge agreement pledging TMI Canada’s shares in TerreStar Networks Holdings (Canada) Inc. in favor of TerreStar, the master agreement, the BCE preferred provider agreement, the Telesat right of first refusal agreement, the Telesat satellite operations agreement, the side letter termination agreement, the tax indemnity agreement and the delivery in orbit agreement.
     (6) HSR Filing. As soon as possible and in any event within 10 business days after the date of execution of this letter agreement, TMI Delaware will make a filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to the acquisition of the Motient Shares pursuant to the TMI Exchange Agreement (which, for
Page 23 of 25 Pages

clarity, the parties expect to be in advance of the execution of the TMI Exchange Agreement), and TMI will pay the full HSR filing fee for that filing.
     (7) Assignment. Neither party shall be permitted to assign its rights and obligations under this letter agreement without the written consent of the other party, except that TMI Delaware may assign its rights and obligations under this letter agreement to any affiliate that holds or will hold TMI’s TerreStar Shares and thereafter references herein to TMI Delaware shall be deemed to be references to such affiliate except where the context otherwise provides.
     (8) Miscellaneous. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the applicable principles of conflicts of law. This letter agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one single instrument. Litigation concerning any disputes arising under this letter agreement or the transactions contemplated hereby may be brought only in state or federal courts located in The City of New York. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY SUCH LITIGATION. Any notices contemplated hereby shall be in writing hand delivered or sent by registered or certified mail to the applicable party at that party’s address as set forth below:
if to TMI Delaware:
1601 Telesat Court
Gloucester Court
Canada K1B 1B9
Attn: Richard O’Reilly
With a copy to:
BCE Inc.
Bureau 3700
1000, rue de La Gauchetière Ouest
Montréal, Québec H3B 4Y7
Attn: Chief Legal Officer
if to Motient:
Motient Corporation
300 Knightsbridge Pkwy.
Lincolnshire, IL 60069
Attn: General Counsel
Page 24 of 25 Pages

     If the foregoing is in accordance with your understanding, please sign and return one counterpart of this letter to us, whereupon this letter will become a binding agreement between Motient and TMI Delaware.
Very truly yours,
TMI Communications Delaware, Limited Partnership
By:     3924505 Canada, Inc., its General Partner

By:
Name:
Title:
Accepted and agreed to as of the date first above written:
Motient Corporation

By:
Name:
Title:
Page 25 of 25 Pages